                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 Schedule 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*

                           APOGEE ENTERPRISES, INC.
                           ------------------------
                               (Name of Issuer)

                 Common stock, par value of $.33 1/3 per share
                 ---------------------------------------------
                        (Title of Class of Securities)

                                   037598109
                                   ---------
                                (CUSIP Number)

     Donald W. Goldfus, Trustee, Revocable Trust of Russell H. Baumgardner
Apogee Enterprises, Inc., 7900 Xerxes Ave. So., Ste. 1800, Minneapolis, MN 55431
- --------------------------------------------------------------------------------
                                (612) 835-1874
                                ---------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 5, 1994
                                ---------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of  8 Pages

CUSIP NO. 037598109                   13D                    PAGE 2 OF 8 PAGES
- -------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Revocable Trust of Russell H. Baumgardner
      41-6280018
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /_/
                                                                     (b) /X/
- --------------------------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------------------------
  4   SOURCE OF FUND*
        00
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     /_/
- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Trust governed by the laws of Minnesota
================================================================================
         NUMBER OF         7     SOLE VOTING POWER

          SHARES                 2,281,114
                      ----------------------------------------------------------
       BENEFICIALLY        8     SHARED VOTING POWER

         OWNED BY
                      ----------------------------------------------------------
           EACH            9     SOLE DISPOSITIVE POWER

         REPORTING               2,281,114
                      ----------------------------------------------------------
          PERSON          10     SHARED DISPOSITIVE POWER

           WITH
================================================================================
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,281,114
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /_/
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.127%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       00  (TRUST)
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                             13D                    PAGE 3 OF 8 PAGES
- -------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Laurance J. Niederhofer
      S.S. ####-##-####
      --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /_/
                                                                     (b) /X/
      Trustee of Revocable Trust of Russell H. Baumgardner
- --------------------------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------------------------
  4   SOURCE OF FUND*
        00
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     /_/
- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
================================================================================
         NUMBER OF         7     SOLE VOTING POWER

          SHARES                 290,725
                      ----------------------------------------------------------
       BENEFICIALLY        8     SHARED VOTING POWER

         OWNED BY                2,289,072
                      ----------------------------------------------------------
           EACH            9     SOLE DISPOSITIVE POWER

         REPORTING
                      ----------------------------------------------------------
          PERSON          10     SHARED DISPOSITIVE POWER

           WITH                  2,289,072
================================================================================
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       290,725
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /_/
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.18%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                             13D                    PAGE 4 OF 8 PAGES
- -------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald W. Goldfus
      S.S. ####-##-####
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /_/
                                                                     (b) /X/
      Trustee of Revocable Trust of Russell H. Baumgardner
- --------------------------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------------------------
  4   SOURCE OF FUND*
        00
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     /_/
- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
================================================================================
         NUMBER OF         7     SOLE VOTING POWER

          SHARES                 331,237
                      ----------------------------------------------------------
       BENEFICIALLY        8     SHARED VOTING POWER

         OWNED BY                2,281,114
                      ----------------------------------------------------------
           EACH            9     SOLE DISPOSITIVE POWER

         REPORTING
                      ----------------------------------------------------------
          PERSON          10     SHARED DISPOSITIVE POWER

           WITH                  2,281,114
================================================================================
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       331,237
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /_/
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.49%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                             13D                    PAGE 5 OF 8 PAGES
- -------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      O. Walter Johnson
      S.S. ####-##-####
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /_/
                                                                     (b) /X/
      Trustee of Revocable Trust of Russell H. Baumgardner
- --------------------------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------------------------
  4   SOURCE OF FUND*
        00
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     /_/
- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
================================================================================
         NUMBER OF         7     SOLE VOTING POWER

          SHARES                 2,383
                      ----------------------------------------------------------
       BENEFICIALLY        8     SHARED VOTING POWER

         OWNED BY                2,281,114
                      ----------------------------------------------------------
           EACH            9     SOLE DISPOSITIVE POWER

         REPORTING
                      ----------------------------------------------------------
          PERSON          10     SHARED DISPOSITIVE POWER

           WITH                  2,218,114
================================================================================
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,383
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /_/
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.02%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

On January 5, 1994, Russell H. Baumgardner died. During his lifetime, Baumgardner, as the settlor of the Revocable Trust of Russell H. Baumgardner ("Revocable Trust"), had the right to revoke the trust, to vote the stock of any corporation held in the trust and to direct all investments of trust assets.
The Revocable Trust owned 2,281,114 shares of Common Stock, par value $.33 1/3 per share (the "Common Stock"), of Apogee Enterprises, Inc. (the "Company") prior to Mr. Baumgardner's death and continues to own such Common Stock.

ITEM 1.  SECURITY AND ISSUER.
- ----------------------------

     This statement relates to the Common Stock of the Company. The Company's principal executive offices are located at 7900 Xerxes Avenue South, Suite 1800, Minneapolis, Minnesota 55431. The principal executive officers of the Company are Gary W. Haider, Gerald K. Anderson, Larry Anderson, Donald W. Goldfus, William G. Gardner, Thomas N. Adamson and James L. Martineau. The address of the principal executive officers is 7900 Xerxes Avenue South, Suite 1800, Minneapolis, Minnesota 55431.

ITEM 2.  IDENTITY AND BACKGROUND.
- --------------------------------

(a)-(c),   (f) The Revocable Trust is a trust governed by the laws of
               Minnesota. The addresses of the trustees of the Revocable Trust are set forth below.

(d)  None.
(e)  None.

     The following table sets forth the names, business addresses, and principal occupation of each trustee of the Revocable Trust:

NAME AND ADDRESS              PRINCIPAL OCCUPATION
- ----------------              --------------------

Donald W. Goldfus             Chairman of the Board of Directors
7900 Xerxes Avenue South      and Chief Executive Officer of the
Suite 1800                    Company
Minneapolis, MN 55431

Laurence J. Niederhofer       Vice Chairman of the Board of
7900 Xerxes Avenue South      Directors of the Company
Suite 1800
Minneapolis, MN 55431

O. Walter Johnson             Chairman and Chief Executive
7900 Xerxes Avenue South      Officer of Clutch & U-Joints, Inc.
Suite 1800
Minneapolis, MN  55431

                               Page 6 of 8 Pages

All of the trustees listed above are United States citizens. During the last five years, no trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body that resulted in a judgment, decree or final order regarding violations of federal or state securities laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- ----------------------------------------------------------

The shares of Common Stock owned by the Revocable Trust previously have been reported by Russell H. Baumgardner on Schedule 13G. The shares of Common Stock owned by the Revocable Trust are now being reported directly by the Revocable Trust.

ITEM 4.  PURPOSE OF TRANSACTION.
- -------------------------------

See Item 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
- ---------------------------------------------

(a) Aggregate number of shares: 2,281,114 shares of Common Stock, $.33 1/3 par value, are owned by the Revocable Trust. The shares owned by the Revocable Trust represent 17.127% of the shares outstanding.
(b) Number of shares with sole voting and disposition power: 2,281,114 shares of Common Stock, $.33 1/3 par value.
(c)  Transactions within the past 60 days:  None.
(d)  N/A
(e)  N/A

The trustees share the power to vote or direct the vote and to dispose or direct the disposition of all shares held by the Trust. Any additional shares of Common Stock of the Company owned by individual trustees are listed on the Cover Page relating to such trustee.

ITEMS 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
- -------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
- ---------------------------

None with respect to the Revocable Trust other than the Revocable Trust
Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
- -----------------------------------------

Exhibit A   -  Joint Filing Agreement

Exhibit B-1 -  Power of Attorney - Laurence J. Niederhofer
Exhibit B-2 -  Power of Attorney - Donald W. Goldfus
Exhibit B-3 -  Power of Attorney - O. Walter Johnson

                               Page 7 of 8 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  January 13,  1994           REVOCABLE TRUST  OF
                                    RUSSELL H. BAUMGARDNER



                                    By: Donald W. Goldfus
                                        ----------------------------------------
                                        Donald W. Goldfus, Trustee



                                    By: Laurence J. Niederhofer
                                        ----------------------------------------
                                        Laurence J. Niederhofer, Trustee



                                    By: O. Walter Johnson
                                        ----------------------------------------
                                        O. Walter Johnson, Trustee

                               page 8 of 8 Pages

                                  EXHIBIT  A

                            JOINT FILING AGREEMENT


     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Apogee Enterprises, Inc., a Minnesota corporation, executed on January 13, 1994, is, and any amendments thereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.



Dated:  January 13, 1994


                                    THE REVOCABLE TRUST OF
                                    RUSSELL H. BAUMGARDNER



                                    By   Laurence J. Niederhofer
                                      ------------------------------------------
                                      Laurence J. Niederhofer, Trustee



                                    By   Donald W. Goldfus
                                      ------------------------------------------
                                      Donald W. Goldfus, Trustee



                                    By   O. Walter Johnson
                                      ------------------------------------------
                                      O. Walter Johnson, Trustee

                                  EXHIBIT B-1

                               POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Donald W. Goldfus and O. Walter Johnson, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in any and all capacities, to sign a Schedule 13D and any amendments thereto with respect to securities of Apogee Enterprises, Inc. beneficially owned by the undersigned, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratifies and confirms all that said attorney-in-fact and agent, or her substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been executed on the 13th day of January, 1994, by the undersigned:



                                         Laurence J. Niederhofer
                                       -----------------------------------------
                                       Laurence J. Niederhofer

                                  EXHIBIT B-2

                               POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Laurence J. Niederhofer and O. Walter Johnson, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in any and all capacities, to sign a Schedule 13D and any amendments thereto with respect to securities of Apogee Enterprises, Inc. beneficially owned by the undersigned, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratifies and confirms all that said attorney-in-fact and agent, or her substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been executed on the 13th day of January, 1994, by the undersigned:



                                         Donald W. Goldfus
                                       -----------------------------------------
                                       Donald W. Goldfus

                                  EXHIBIT B-3

                               POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Laurence J. Niederhofer and Donald W. Goldfus, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in any and all capacities, to sign a Schedule 13D and any amendments thereto with respect to securities of Apogee Enterprises, Inc. beneficially owned by the undersigned, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratifies and confirms all that said attorney-in-fact and agent, or her substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been executed on the 13th day of January, 1994, by the undersigned:



                                         O. Walter Johnson
                                       -----------------------------------------
                                       O. Walter Johnson